July 15, 2010

Mail Stop 4561
Mr. Michael R. Clampitt, Senior Attorney Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The Student Loan Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
File No. 001-11616

Dear Mr. Clampitt:

This letter sets forth the responses of The Student Loan Corporation ("SLC," the "Company," or "we") to the comments of the U.S. Securities and Exchange Commission (SEC) staff contained in your letter dated June 30, 2010. Enhancement of the overall disclosures in filings by SLC is an objective that we share with the SEC staff and one that we consider in all our filings.  For your convenience, we have included in this letter the text of the SEC staff’s comments followed by the responses of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2009:

Executive Compensation

1.   It does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

SLC Response:  As a controlled company, SLC participates in various Citigroup, Inc. (Citigroup) compensation plans and programs. Accordingly, in evaluating the likely effect of these compensation plans and programs on SLC’s risk management activities, SLC relied heavily on the review performed by Citigroup’s Chief Risk Officer (CRO). The Citigroup CRO review, which is described in detail in Citigroup’s 2010 proxy statement, concluded that the compensation plans do not encourage excessive or unnecessary risk taking.

In addition, we considered our own compensation philosophy which is focused on encouraging employees to strive to achieve strategic goals and objectives while promoting prudent decision making in an effort to improve performance and avoid unnecessary and excessive risk. To further these objectives, SLC’s compensation programs include a competitive base salary as well as incentive compensation that is:

•
Discretionary rather than formulaic, consistent with our belief that adoption of any given formula could inadvertently encourage excessive risk taking, manipulation of reported earnings, or favoring of one financial measure to the exclusion of other important values;

•
Designed to reward performance over an appropriate period, utilizing a cash bonus that rewards short-term performance and a deferred stock award that increases retention and rewards the Company’s sustained growth; and

•	Based not only on financial performance but also on key measures of how the Company does business, including customer satisfaction, risk management and staff development.

SLC’s Disclosure Committee reviewed the information described above as well as the disclosure requirements as set forth in Item 402(s) of Regulation S-K. The Disclosure Committee concluded that SLC’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company and, accordingly, that no discussion of such policies and practices was required. However, we have determined that in future filings, we will include a discussion of the impact of our compensation policies and practices on risk management activities and risk taking incentives.

Form 10-Q for the Quarterly Period Ended March 31, 2010:

Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation and Significant Accounting Policies, page 6

Allowance for Loan Losses, page 7

2.
Please revise your disclosure in future filings to more comprehensively describe your methodology for determining your allowance for loan losses. Your disclosure should include a discussion of the following:

•	The risk characteristics used to segregate your loan portfolio into homogeneous loan pools (e.g., program type, loan status, underwriting criteria, existence of cosigner or insurer, etc.);
•	The specific techniques used to estimate incurred losses (e.g., migration analysis);
•	The time horizon used to develop historical loss rates for each loan pool as well as the associated loss confirmation period; and
•	How you evaluate counterparty credit risk associated with third-party insurers and how this is captured in your estimate of the allowance for loan losses.

SLC Response:  SLC will modify the disclosure regarding its policy for allowance for loan losses in future filings to address the Staff’s comments. Following is a draft of the disclosure that we intend to include to more comprehensively describe our loan loss reserve methodology:

“The Company’s allowance for loan losses provides a reserve for estimated probable credit losses incurred in its FFEL Program and private education loan portfolios. Losses that are probable and estimable are expensed currently which increases the provision for loan losses.  Actual losses are charged against the reserve as they occur, and subsequent recoveries are credited back to the reserve.

For FFEL Program loans, the Company divides the portfolio into pools with similar risk characteristics based on loan program type and loan status (in-school, grace, forbearance, repayment, and delinquency). For private education loans, the pools are divided based on loan program type, school type, loan status, underwriting criteria and insurance coverage. The allowance for each of these portfolios is based upon a migration analysis which utilizes historical delinquency and credit loss experience, generally developed using six months of historical data, applied to the current aging of the portfolio. Credit loss experience is based on net credit losses, after incorporating the impact of credit risk insurance coverage obtained from third parties on certain loans and any risk-sharing agreements with certain schools. The Company evaluates the output of the migration analysis and may make adjustments based on its consideration of current trends and conditions, including, among other things, lending and collection policy changes, regulatory changes and general economic conditions affecting borrowers, private insurers, risk sharers, and higher education institution clients. Counterparty exposures are assessed on a quarterly basis by evaluating payment performance trends, available financial performance, internal and external credit ratings, and news events.  If the Company believes that it is probable that any one of the counterparties will be unable to meet its contractual obligations, additional reserves are recorded to reflect such event.”

Given the structure of the contractual repayment terms for our loans, SLC believes that a loss confirmation period is not reasonably estimable. Consequently, a loss confirmation period is not a factor in our loan loss reserve methodology. As part of the loan loss reserve process, management considers the number of months of net credit losses that are covered by its loan loss reserve in assessing reserve adequacy. However, that statistic is only a metric and does not form the basis for estimating and recording our allowance for loan losses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses, page 31

3.
We note the continued build-up of the allowance for loan losses as it relates to the private education loan forbearance policy changes which are expected to materially increase credit losses in the fourth quarter of fiscal 2010. In order for the reader to clearly understand these changes, your disclosures should be revised to address in future filings, the following:

•	Provide a specific and thorough discussion of the reasons for and nature of the changes;
•	Address how these changes are expected to impact your credit losses as well as overall operating performance;
•
Address how these policy changes will impact your determination of the estimated losses inherent in your portfolio given that losses are currently calculated using historical delinquency and credit loss experience;

•	Address how the private education loan information currently presented and included in the table on page 34 will be impacted as a result of the policy changes; and
•	Address how the policy changes will impact the responsibilities or obligations of the parties under both the risk-sharing agreements and various insurance arrangements.

SLC Response:   SLC will modify the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding private education loan forbearance policy changes in future filings to address the Staff’s comments. Following is a draft of the disclosure that we intend to include to more comprehensively describe our loss mitigation program policy changes, including forbearance, and the impact of such changes:

“Private education loan forbearance policies at banks and other financial institutions, including The Student Loan Corporation, are subject to various regulatory requirements.  In response to regulatory guidance, the Company is in the process of implementing the following changes to the Company’s private education loan loss mitigation programs:

•
Borrowers must meet more rigorous eligibility criteria. The eligibility assessment includes the borrower’s willingness and ability to make payments after the forbearance period and, depending on the situation, may require the borrower to submit supporting documentation.

•
Forbearance periods are generally limited to two months. However, one up-to-six month forbearance term is available immediately after the termination of the six month grace period and before any payments have been made. Previously, forbearance periods were generally granted in six-month increments.

•	All loan types have a cumulative lifetime cap on forbearance of 12 months. Previously, one program had a 24-month cap.
•
Minimum periods of payment performance, during which borrowers are required to make full payments, are required between grants of forbearance. Previously, there were no payment performance requirements.

•	The graduated repayment program, which allowed borrowers to make interest-only payments for a 24- or 48-month period, was discontinued during the second quarter of 2010.

The Company expects that these changes, when implemented, will decrease the balance of loans in forbearance status and increase delinquencies and credit losses. The Company’s estimate of inherent losses associated with these policy changes is included in the allowance for loan losses.”

As noted in our response to your comment 2 above,  while our allowance for loan loss methodology is based on a migration analysis that uses historical delinquency and credit loss data, the output is analyzed and further adjustments may be made. These adjustments consider current trends and conditions as discussed in our response to your comment 2 above. The Company’s allowance for loan losses associated with these loss mitigation program policy changes is calculated by the process previously described. Future filings will disclose any significant impacts relating to these policy changes, as applicable.

We do not expect the changes to our loan loss mitigation program policies to have an impact on the responsibilities or obligations of the parties under the risk-sharing agreements and various insurance arrangements. However, we expect the liabilities of those counterparties to the Company under these agreements to increase as a result of these policy changes.

* * * * * * * * *

In connection with responding to your comments, we acknowledge that SLC is responsible for the adequacy and accuracy of the disclosures in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that SLC may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

Noelle Whitehead
Controller and Chief Accounting Officer
The Student Loan Corporation

c.c:  Michael Ohlweiler (KPMG)